

December 10, 2012

<u>Via E-Mail</u>
Mr. George Achniotis
Chief Financial Officer
Navios Maritime Partners L.P.
85 Akti Miaouli Street
Piraeus, Greece 185 38

> **Re:** **Navios Maritime Holdings Inc.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed March 28, 2012**
> **File No. 001-33311**

Dear Mr. Achniotis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2011</u>

<u>Item 5. Operating and Financial Review and Prospects, page 54</u>

<u>Liquidity and Capital Resources, page 71</u>

1. Please revise to disclose an estimate of your expected capital expenditures for the next fiscal year.

<u>Cash Used in Financing Activities for the Year Ended December 31, 2010 as compared to Cash Provided by Financing Activities for the Year Ended December 31, 2009, page 77</u>

2. We note your disclosure as part of the discussion in this section of the non-GAAP financial measure Adjusted EBITDA. Please revise this section to include a

reconciliation of the most comparable GAAP measure to Adjusted EBITDA or to refer to your reconciliation presented elsewhere in your filing such as on page 3.   See Item 10(e) of Regulation S-K.

Critical Accounting Policies, page 86
Impairment of Long-lived Assets

3. Please consider expanding the Critical Accounting Policies section of your MD&A to include a table summarizing your owned vessels that details by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Also, please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose estimated market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2011, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

4. We note from the discussion in the critical accounting policies section of MD&A that the undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed fleet days (for your remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days based on a combination of the two year forward freight agreements and the 10-year average historical one year time charter rate, adjusted for outliers over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires. As shipping rates are subject to significant volatility and have declined significantly from the high levels achieved during 2008, please consider revising future filings to include a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days. We believe the disclosure of such information would allow investors to better understand how the Company's future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current levels in future periods.

5. In a related matter, please tell us and revise your critical accounting policy disclosure to explain how the ten year historical average rates for your vessels used in determining future cash flows for purposes of your impairment analysis compare to the daily time charter equivalent rates that were in affect at the end of your most recent fiscal year.

6. We note from the disclosures in Note 20 that the majority of your goodwill balance is allocated to the Logistics Business. We further note from your disclosures that the Logistics business contributed a small percentage to your consolidated net income in 2010, and generated a net loss for the year ended December 31, 2011. We also note from you Form 6-K furnished on August 29, 2012, that the Logistics Business operated at a near breakeven point for the six months ended June 30, 2012. If the Logisitics Business (or any of your reporting units) is at risk of failing step one of the goodwill impairment analysis, please revise your Critical Accounting Policies section of MD&A to disclose the following for each reporting unit that is at risk of failing step one:
   • Percentage by which fair value exceeded carrying value as of the date of the most recent test;
   • Amount of goodwill allocated to the reporting unit;
   • Description of the methods and key assumptions used and how the key assumptions were determined;
   • Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
   • Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Audited Financial Statements

Balance Sheet, page F-3

7. We note that the goodwill balance decreased from December 31, 2010 to December 31, 2011. Please revise the notes to the financial statements to clearly disclose the nature of the changes in the goodwill balance between reporting periods. See guidance in ASC 350-20-50-1.

Statements of Cash Flows, page F-5

8. We note that the adjustments to reconcile net income to net cash provided by operating activities include a $5,573 loss on bond extinguishment for 2011. Please explain to us why this amount is not consistent with the $21,199 loss on bond extinguishment presented on the face of the statements of comprehensive income.

Statements of Changes in Equity, page F-7

9. Please explain to us how you calculated or determined the amounts recorded on the statement of changes in equity related to the Navios Acquisition equity issuance and warrant exercise. In this regard we note that an amount of $23,945 was recorded as a reduction to retained earnings and $50,530 was recorded as non-controlling interest. Please advise.

10. We note that in 2010 you recorded a reduction to non-controlling interest of $19,501 due to the Navios Logisitics – reallocation of non-controlling interest. Please tell us and explain in the notes to your financial statements the nature and terms of this transaction and tell us how the adjustment to non-controlling interest amount was calculated or determined.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

11. We note your disclosure that your ownership interest of Navios Partners and its subsidiaries was 17.22% at December 31, 2011. In light of the fact that we typically expect ownership interests of less than 20% to be accounted for under the cost method, please explain to us and revise the notes to the financial statements to disclose why you believe it is appropriate to account for your investment in Navios Partners using the equity method of accounting. Also, please explain to us how your ownership percentage in Navios Partners has changed during the years ended December 31, 2010 and 2011.

Note 3. Acquisitions/Deconsolidation, page F-25
Deconsolidation of Navios Acquisition, page F-27

12. We note your disclosure that as of March 30, 2011, Navios Acquisition has been accounted for under the equity method of accounting based on Navios Holdings' economic interest in Navios Acquisition, since the preferred stock is considered to be, in substance, common stock for accounting purposes. In light of the fact that Navios Holdings' economic interest appears to be greater than 50%, please explain to us why you believe it is appropriate to account for this investment under the equity method of accounting rather than to consolidate the entity. As part of your response, please explain to us whether you have a controlling financial interest in Navios Acquisition as of December 31, 2011, as that term is used in ASC 810-10-25. Also, please tell us and explain in the notes to your financial statements how you calculate the amount of your share of the earnings or losses of Navios Acquisition for the year ended December 31, 2011. Please note that under the guidance in ASC 323-10-35-4, this amount should be based on the shares of common stock and in-substance common stock that you hold, which would appear to be 53.96% at December 31, 2011.

13. We note your disclosure that on March 30, 2011, based on the equity method of accounting, you recorded an investment in Navios Acquisition of $103,250 which represents the fair value of the common stock and Series C preferred stock that you held on such date. Please explain to us how you determined the fair value of the Series C preferred stock. As part of your response, please tell us the nature of any preferences and terms of the preferred shares. Also, please explain why you believe the Series C

preferred stock represents "in-substance common stock" as you have disclosed in Note 3. Refer to the guidance in ASC 232-10-15.

<u>Note 9. Investments in Affiliates</u>

14. We note your disclosure that on January 1, 2012, in accordance with the terms of the Navios Partners partnership agreement, all of the outstanding subordinated units converted into 7,621,843 shares of common units. Please explain to us and in the notes to your financial statements how this conversion will affect your accounting for your investment in Navios Partners under the equity method of accounting. In this regard, we note from your disclosure in Note 14 to the Form 6-K furnished on August 29, 2012, that following the conversion of the subordinated units, the common units would in-substance be equivalent to common stock. Accordingly, the common units received in the conversion are not treated as available-for-sale securities and are now accounted for pursuant to the equity method of accounting. As a result, on January 1, 2012, the carrying value of $82,572 of the common units previously accounted for as available for sale securities and $6,158 other comprehensive losses related to the available for sale common units, were reclassified to "Investments in Affiliates". Please explain to us in more detail why the common units that previously were not considered to be common stock or "in-substance" common stock, and therefore were excluded from your equity method investment and accounted for as available for sale securities, are now considered to be appropriately included in your equity method of investment. As part of your response and your revised disclosures, please explain the nature of any changes to the terms and preferences of the common units on January 1, 2012.

<u>Note 13. Employee Benefit Plans, page F-52</u>
<u>Stock Plan</u>

15. We note from the disclosure included on page F-53 that the Company utilized the simplified method for purposes of determining the expected term of its stock option awards. As it appears from the disclosure on page F-52 that the Company has been issuing stock option grants for several years, please tell us and explain in the notes to your financial statements why the Company is using this method to determine the expected term of its stock option grants. If you do not have sufficient historical share option exercise experience upon which to estimate the expected term of your stock options, please explain why. Refer to the guidance outlined in SAB Topic 14:D, Question 6.

<u>Note 19. Disposal of Assets, page F-63</u>

16. Please revise Note 19 to explain how the amount of the deferred gain recognized in connection with the various vessels disposed of during 2011, 2010 and 2009 was calculated or determined.

Mr. George Achniotis
Navios Maritime Holdings Inc.
December 10, 2012
Page 6

<u>Report on Form 6-K dated August 27, 2012</u>

17. We note the presentation of the non-GAAP measures EBITDA, and Adjusted EBITDA for the Company, for Navios Logistics and for Navios Acquisition in the press release furnished as an exhibit to your report on Form 6-K. We also note that your disclosures in the press release indicate that these non-GAAP measures are used primarily as liquidity measures by Navios Holdings, Navios Acquisition and Navios Logistics. We further note that you have reconciled the non-GAAP measures presented for Navios Holdings and Navios Acquisition to cash flow from operations whereas for Navios Logistics the non-GAAP measures have been reconciled to net income. Since your disclosures indicate that EBITDA is used primarily as a liquidity measure by Navios Logistics, please revise to reconcile EBITDA for this entity to the most comparable GAAP measure, which is net cash provided by operating activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief